

Mail Stop 4628

June 1, 2017

Yefang Zhang
Chief Executive Officer
Farmmi, Inc.
No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People's Republic of China 323000

> **Re: Farmmi, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted May 5, 2017**
> **CIK No. 0001701261**

Dear Ms. Zhang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us copies of the relevant portions of market research data and other supporting materials prepared by QYR Food Research Center and the China Edible Fungus Association. Please also confirm in your response, if true, that such materials were not specifically commissioned by the company.

Prospectus Cover Page

3.   We note your disclosure that you will not be able to use your proceeds in China until you have completed "certain remittance procedures." Please include a cross-reference to your expanded disclosure on remittance procedures in China on page 33.

Company Overview, page 1

4.   We note your reference to the size of the global mushroom market valuation in 2015. Please update to reflect a more current date in your next amendment and also clarify, if true, that this statement is gathered from data prepared by the QYR Food Research Center.

5.   Please expand the prospectus summary to explain the breadth and scope of your products and services in greater detail. Please also revise to clarify, if true, that you do not grow your fungi products. Additionally, explain your reference to "trading activities."

Company Structure, page 2

6.   Please provide context for your organizational chart by discussing your VIE structure and the contractual arrangements governing your relationships with the various affiliates noted here. Please also revise your organizational chart to illustrate your ownership structure upon consummation of this offering, specifically referencing the ordinary shares to be held by public investors.

Risk Factors

Risks Related to Doing Business in China

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions, page 17

7.   Please revise to attribute the legal conclusion in the third paragraph to named legal counsel.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 39

8.   Please clarify your disclosure in this section to better explain your operations in relation to your product offerings. In your revised discussion, please distinguish between your purchase of dried fungi from third party suppliers and your role in the production of these products. As an example, we note your reference to the construction of a fern and fungi mushroom farm in the Daxing'an Ling Mountains in this section and your later representation regarding the processing and packing of "most" of your dried edible fungi; however, we note your later reference to arrangements in place with 37 family farms for

the supply of dried edible fungi materials and your discussion of extensive quality control mechanisms in place for your experienced procurement manager. Please revise to more specifically describe how the business operates and better explain the constituents of your products which are sourced primarily from partner farms.

Factors Affecting Our Results of Operations, page 40

Trend Information, page 41

9.   Please expand your disclosure to clarify the extent to which the factors and trends that you list have impacted revenues and costs and quantify the reasonably likely effect or range of effects these will have on your future results of operations. Refer to Form F-1 Item 4.a. reference to the guidance in Form 20-F Item 5.A and 5.D, Instruction 1 to Item 5, Section III.B.3 and B.4 and endnote 1 of SEC Release No. 33-8350.

10.   Please revise to explain the basis for your statements regarding the status of traditional mushroom farming in various geographic regions. Please also identify the source for all included data, including the world mushroom production chart and corresponding growth rates located on page 42.

Results of Operations for the Years Ended September 30, 3016 and 2015, page 44

General

11.   We note that you have attributed the increases in revenues and costs to an increase in orders received through a collaborative arrangement with China Forest Products Co., Ltd. Please clarify, if applicable, the extent to which other factors materially affected your results of operations, such as new products, mix of products, and prices. Refer to Form F-1 Item 4.a. reference to the guidance in Form 20-F Item 5.A, and Section III.B.1 of SEC Release 33-8350.

Income Tax Expenses, page 45

12.   We note your disclosure indicating that the decrease in your income tax expense for fiscal year 2016 was due to local preferential income tax policies. Please disclose the date your preferential tax status will terminate and the aggregate amount of your tax holiday if this extends beyond 2016. Refer to Staff Accounting Bulletin Topic 11:C.

Liquidity and Capital Resources, page 45

13.   We note that your discussion and analysis of working capital and cash flows references various changes that are evident from the financial statements. Please also discuss the primary drivers and material factors impacting your liquidity and capital resources. Refer to Form 20-F Item 5.B and Section IV.B of SEC Release 33-8350.

Business

Overview, page 47

14. We note your later reference to "evidence of arrangement" for purposes of recognizing revenues. Please supplement your disclosure here to provide more detail about the material terms of your agreements or purchase orders so that investors can understand the typical arrangements used to generate revenues.

Exclusive Management Consulting and Technology Service Agreement, page 51

15. Please revise to further explain the associated fees under this arrangement which is calculated to be "100% of the after-tax profit after the deficit of the prior fiscal year." We also refer to your description of the service fee in Exhibit 10.4. As appropriate, include a risk factor to disclose that Mr. Zhengyu Wang, one of your directors, is affiliated with both entities.

Our Industry, page 53

16. Please provide independent third party support for the following and any other similar statements you make in your prospectus regarding the industry:

- Lishui has cultivated edible fungi for almost 1,000 years and contributes 50% of the volume of the Zhejang Province.

- Utilization/advantages of synthetic logs instead of natural logs in fungi cultivation.

- Health benefits stemming from increased consumption of mu er and shiitake mushrooms.

Raw Materials and Suppliers, page 59

17. Please expand your disclosure to describe your arrangements with various farms and suppliers in the production of your fungi. We note that, in describing your products, you indicate that you process and pack "most" of your dried edible fungi. Please approximate the amount of such packing that takes place within your own facilities. Also, it appears that your business may be substantially dependent on these arrangements. Please file these agreements, including agreements with Jingning Liamong Trading Co. and Qingyuan Nongbang Trading Co., as exhibits to the registration statement or, alternatively, explain to us why you are not required to do so under Item 8 to Form F-1 and Item 601(b)(10) of Regulation S-K.

18. Please revise to discuss your distribution/customer agreements and file such agreements, including your agreement with China National Forest Products Co. Please also revise to discuss all other material arrangements, such as your cooperation arrangement with Rhee Bros in support of its edible fungi product sales.

19.   We note that you have executed purchase agreements for other consumables beyond edible fungi. Please revise in this section to also discuss these arrangements, if material.

Our Quality Control, page 62

20.   We note that you identify several processes in this section pertaining to the review of your product offerings. Revise here and under the Examination of Family Farms subheading, as applicable, to clarify whether your supplier farms are responsible for complying with the quality standards. As applicable, please update the related risk factor on page 9.

Traceability System, page 63

21.   Please clarify whether your reference to "vendors" in this section relates to third-party family farms or other unspecified intermediaries.

Management, page 83

22.   Disclosure elsewhere in your filing describes Mr. Zhengyu Wang's positions with other organizations such as Suyuan Agriculture and Nongyuan Network in the prior five years. Please revise to disclose such positions here.

Related Party Transactions, page 90

23.   We note your disclosure in the risk factors section regarding potential conflicts of interest that could arise from the business interests of your named executive officers outside of the company. Please supplement your current disclosure in this section and elsewhere to summarize such other business activities that will compete directly with your business operations.

Principal Shareholders, page 92

24.   Please supplement your disclosure in footnote 2 to clarify, if true, that Mr. Wang holds voting and investment power over the shares held by FarmNet Limited.   Please also explain how the shares were acquired and update your disclosure, as applicable, in the Recent Sales of Unregistered Securities section to provide the information required by Item 7 to Form F-1 and Item 701 of Regulation S-K.

Financial Statements

General

25.   Please submit for review an analysis of your operating segments, based on the definition in FASB ASC paragraph 280-10-50-1, and of your reportable segments, based on the definition in ASC paragraph 280-10-50-10, and if applicable, indicate how you have

applied the aggregation criteria in ASC paragraph 280-10-50-11.

26. We note you disclose on page 56 that you mainly produce and sell the following four categories of agricultural products: shiitake mushrooms, wood ear mushrooms, other edible fungi, and other agricultural products. Please clarify the extent to which you consider these to be similar products and disclose, for each period presented, revenues for each group of similar products to comply with ASC 280-10-50-40.

Note 1 – Organization and Nature of Business, page F-7

27. We note your disclosure of the reasons you consolidate, as a variable interest entity (VIE), Nongyuan Network. Please indicate the significance of the VIE, as may be apparent with a description of recognized and unrecognized revenue-producing assets held by the VIE, such as licenses, trademarks, other intellectual property, facilities or assembled workforce. Additionally, for each period presented, disclose quantitative information of the VIE including carrying amounts and classification of the VIE's assets and liabilities, revenue and net income, operating, investing and financing cash flows. Material related party transactions of the VIE should be presented separately. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Anthony W. Basch, Esq.
     Xiaoqin Li, Esq.
     Kaufman & Canoles, P.C.